UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

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Specialized Disclosure Report

ISORAY, INC. (Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation)	001-33407 (Commission File Number)	41-1458152 (IRS Employer Identification No.)

350 Hills Street, Suite 106 Richland, WA	99354-5411
(Address of principal executive offices)	(Zip code)

Brien Ragle, CFO	509.375.1202
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of IsoRay, Inc. (“IsoRay,” the “Company” or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.

We are a medical technology company that develops, manufactures and markets seed brachytherapy and medical radioisotope applications for various cancers. Our brachytherapy seeds contain a small amount of gold that is necessary to the functionality or production of those products. Our brachytherapy seeds are manufactured in IsoRay’s own facility.  Although our brachytherapy seeds contain a small amount of gold, IsoRay does not purchase ore or unrefined conflict minerals from mines and is many steps removed in the supply chain from the mining of the conflict minerals. We historically have purchased the gold used in our products from a single supplier. This supplier is in the best position in the total supply chain to know the origin of the gold we use.  We rely on this supplier to assist with our reasonable country of origin inquiry for the gold contained in the materials which it supplies to us.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of IsoRay, Inc. is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Company manufactures products for which a Conflict Mineral, gold, is necessary to the functionality or production of those products. The Company has conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. The good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

For the 2013 reporting year, we contacted our single direct supplier of gold to obtain country of origin information for the gold in our brachytherapy seeds. Our supplier certified that all gold purchased in 2013 was from sources in the United States and not from recycled or scrap sources.

Based on this reasonable country of origin inquiry, the Company determined that the Conflict Minerals did not originate in the Covered Countries.

Conflict Minerals Disclosure

This Form SD is publicly available at www.isoray.com as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IsoRay, Inc.

By:	/s/ Brien Ragle	May 30, 2014
	Brien Ragle, CFO	(DATE)

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